UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE
OCTOBER 7, 1996)

For the fiscal year   **June 30, 2004**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____

Commission file number   33-48052

A. Full title of the plan and the address of the plan, if different from that of the issuer named
below:
DIMON INCORPORATED PERSONAL ACCOUNT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal
executive office:

DIMON Incorporated
512 Bridge Street
Danville, Virginia 24541

Note: This 11-K Amended Filing reflects two date changes. Both changes are signature date changes (September 21, 2004 to September 9, 2004) on the Report of Independent Auditors (see Page 4) and the Exhibit 24 (Page 10.)

REQUIRED INFORMATION

The following financial statements are furnished for the plan:

INDEX

Signature
_____

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIMON Incorporated
Personal Account Plan

By /s/ James A. Cooley

Date: September 29, 2004
_____
James A. Cooley
Senior Vice President - Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Plan Administrator
DIMON Incorporated Personal Account Plan

We have audited the accompanying statements of asset and liability of the DIMON Incorporated Personal Account Plan as of June 30, 2004 and 2003, and the related statements of changes in plan liability accounts for the years ended June 30, 2004 and 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the asset and liability of DIMON Incorporated Personal Account Plan at June 30, 2004 and 2003, and the changes in plan liability accounts for the years ended June 30, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Snead and Williams, P.L.L.C.
_____
Snead and Williams, P.L.L.C.
Danville, Virginia
September 9, 2004

DIMON INCORPORATED PERSONAL ACCOUNT PLAN

STATEMENT OF ASSET AND LIABILITY

June 30, 2004 and 2003
_____

	2004	2003
ASSET		
Receivable from DIMON Incorporated (Cost $1,891,600, 2004 and $2,075,257, 2003)	$1,891,600	$2,075,257
LIABILITY		
Plan liability accounts	$1,891,600	$2,075,257

The accompanying notes are an integral part of these financial statements.

DIMON INCORPORATED PERSONAL ACCOUNT PLAN

STATEMENT OF CHANGES IN PLAN LIABILITY ACCOUNTS

For the Years Ended June 30, 2004 and 2003
_____

	2004	2003
ADDITIONS		
Beginning of year amount	$2,075,257	$2,264,230
Interest income	41,431	52,369
Participant contributions	401,213	483,023
	2,517,901	2,799,622
DEDUCTIONS		
Participant withdrawals	626,301	724,365
Plan liability accounts at end of year	$1,891,600	$2,075,257

The accompanying notes are an integral part of these financial statements.

DIMON INCORPORATED PERSONAL ACCOUNT PLAN

NOTES TO FINANCIAL STATEMENTS
_____

Note A - Significant Accounting Policies
_____

Basis of Accounting
_____

The accounting records of the Plan are maintained on the accrual basis.

Valuation of Investment
_____

The receivable from DIMON Incorporated is valued at current value. Current value represents contributions, plus interest at the announced rate, less payments in satisfaction of withdrawals.

Estimates
_____

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note B - Description of the Plan
_____

The following description of the DIMON Incorporated Personal Account Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General
_____

The Plan is a voluntary employee plan through which any eligible participant can loan funds to DIMON Incorporated ("DIMON") for an indefinite period, in exchange for DIMON's obligation to pay the employee interest on such funds until the loan is repaid by DIMON on the employee's demand. The funds may be used by DIMON for any corporate purpose and will be classified as general obligations of DIMON with no special status. The funds are not held in trust and are subject to forfeiture should DIMON be unable to repay the loans.

The purpose of the Plan is to provide a means for employees to maintain a flexible deposit arrangement and to receive interest income at rates competitive with those currently paid by banks or other institutions on short-term deposits. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Funds deposited with DIMON are neither guaranteed nor insured by DIMON nor any federal or state agency.

Note B - Description of the Plan - *Continued*

Participation

Eligible employees may participate in the Plan. Eligibility is determined by the Administrator of the Plan.

Participant Contributions

Participants may contribute any amount to the Plan. Limitations, however, may be announced as to the total of future contributions which can be made by the participants.

Investments

Upon receipt of the participants' contributions, amounts are invested with DIMON Incorporated as a general creditor with interest earned at announced rates. The announced rate was an average rate of 2.00% and 2.46% per annum for the years ended June 30, 2004 and 2003, respectively.

Participants withdrawals

Participants may withdraw funds from the Plan at anytime upon notification to the Plan Administrator or designee. Amounts in participant accounts must be distributed when the participant is no longer eligible to participate in the Plan.

Plan Liability Accounts

A plan liability account is a bookkeeping record that is used to reflect the participant's entitlement under the Plan. Each plan liability account represents an obligation of DIMON Incorporated.

Vesting

Each participant will at all times have a 100% vested (nonforfeitable) interest in the receivable from DIMON Incorporated as to their respective balances of their contributions, net of withdrawals, with earned interest.

DIMON INCORPORATED PERSONAL ACCOUNT PLAN

NOTES TO FINANCIAL STATEMENTS
———————————————————————————

Note B - Description of the Plan - *Continued*
———————————————————————————————

Plan Expenses
———————————

All expenses of administering the Plan are paid by DIMON Incorporated.

Plan Termination
———————————

The Plan may be modified or terminated at any time upon written notice to the participants. In the event the Plan terminates, the Administrator must distribute funds to satisfy all DIMON Incorporated obligations to the Plan.

Note C - Plan Participants
———————————————

The number of participants at June 30, 2004 and 2003, was 57 and 75, respectively.

Note D - Income Tax Status
———————————————

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

The Plan is not intended to be funded for federal income tax purposes, that is, no funds or other assets are segregated for the purpose of paying benefits under the Plan. All interest paid or credited to participant accounts is taxable to the participant for both Federal and State purposes, if applicable.